Press release
For immediate release
May 8 2006

SIGNING OF A CA$6.5 MILLION AGREEMENT WITH BREAKWATER RESOURCES

Virginia Mines Inc. (“Virginia”) is pleased to announce the signing of an agreement with Breakwater Resources Ltd. (“Breakwater”) on the Coulon project, located in the James Bay region of the Province of Quebec.

In accordance with the agreement, Breakwater has the option to acquire a 50% interest in the Coulon property in return for CA$6.5 million in exploration expenditures and cash payments totalling CA$180,000 over an 8-year period. Virginia will be the operator until the completion of a positive pre-feasibility study.

The Coulon project is the host to polymetallic, massive-sulphide lenses, which returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 m on the Dom zone and of up to 1.31% Cu, 12.63 g/t Ag, 0.59% Zn over 38.13 m on the Nord Dom zone. The Coulon project located 15 km from the Fontanges airport, lies in an unexplored volcanic belt and is characterized by a geological assemblage typical of belts hosting volcanogenic, massive-sulphide deposits that have made north-western Quebec and north-eastern Ontario one of the world’s richest regions of polymetallic deposits. A budget of nearly CA$500,000 is foreseen for the second half of 2006 on the property.

About Breakwater
Breakwater is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas. Breakwater has three producing zinc mines: the Myra Falls mine in British Columbia, Canada; the El Mochito mine in Honduras; and the El Toqui mine in Chile. The Company is developing the Langlois mine in north- western Quebec, Canada. Commercial production is expected by mid-2007. Breakwater is listed on the TSX under the ticker BWR.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of around $35 million. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events